UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) May 28, 2026

NOK Therapeutics, Inc.

Florida	99-3344253

2009 MacKenzie Way, Suite 100

Cranberry Township, Pennsylvania 16066

888-691-5839

Title of each class of securities issued pursuant to Regulation A:

Common Stock

Item 7. Departure of Certain Officers

On May 28, 2026, Robert Lewis, President and Principal Executive Officer, stepped down from his position as President and Director of NOK Therapeutics, Inc., effective immediately.

Mr. Lewis’s departure was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies, or practices.

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter)	NOK Therapeutics, Inc.

/s/ Brian Cogley
By (Signature and Title)	Brian Cogley
Chief Financial Officer

Date: June 3, 2026

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